UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

5 David Fikes St., Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Second Quarter 2020 Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2020	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novami.com www.novami.com	Investor Relations Contact: Miri Segal MS-IR LLC Tel: +917-607-8654 E-mail: msegal@ms-ir.com

Company Press Release

Nova Reports Second Quarter 2020 Results

Rehovot, Israel, August 4, 2020 - Nova (Nasdaq: NVMI) today announced financial results for the second quarter 2020, the period ended June 30, 2020.

Second Quarter 2020 Highlights:

•	Quarterly revenue of $62.6 million, meeting guidance of $58 million to $66 million

•	GAAP net income of $8.7 million, or $0.30 per diluted share, meeting guidance of $0.29 to $0.43 per share

•	Non-GAAP net income of $13.8 million, or $0.48 per diluted share, meeting guidance of $0.37 to $0.51 per share

•	Balanced revenue mix with five major customers contributing over 10% each to the geographically diverse product revenue

•	Record quarterly integrated metrology revenues, driven by growing demand for advanced integrated solutions across different technology nodes

GAAP Results ($K)
	Q2 2020	Q1 2020	Q2 2019
Revenues	$62,586	$61,022	$51,120
Net Income	$8,672	$11,682	$6,468
Earnings per Diluted Share	$0.30	$0.41	$0.23
NON-GAAP Results ($K)
	Q2 2020	Q1 2020	Q2 2019
Net Income	$13,774	$13,481	$9,007
Earnings per Diluted Share	$0.48	$0.47	$0.32

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude amortization of acquired intangible assets, stock-based compensation expenses, expense related to a transaction made by a financial institution without Company authorization, facilities transition costs, revaluation of long-term liabilities and tax effect of non-GAAP adjustments.

Management Comments

“Our second quarter results met our expectations and Company guidance, highlighting our ability to successfully navigate through the dynamic global environment caused by the COVID-19 pandemic. The success of our decisive actions to secure our supply chain and production capabilities, while ensuring business continuity, is evident in our achievements this quarter. During the second quarter, we continued to execute well and achieved important milestones in our new product rollout plans with several leading customers.” stated Eitan Oppenhaim, President and Chief Executive Officer. “Despite various market uncertainties, we remain focused on the Company’s growth as we leverage the current steady demand for our products.”

2020 Third Quarter Financial Outlook

Management provided an outlook for the third quarter, the period ending September 30, 2020. Based on current estimates, management expects:

•	$58 million to $66 million in revenue

•	$0.25 to $0.39 in diluted GAAP EPS

•	$0.34 to $0.47 in diluted non-GAAP EPS

2020 Second Quarter Results

Total revenues for the second quarter of 2020 were $62.6 million, an increase of 2.6% compared with the first quarter of 2020 and an increase of 22.4% compared with the second quarter of 2019.

Gross margin for the second quarter of 2020 was 58.5%, compared with a gross margin of 56.3% in the first quarter of 2020, and compared with a gross margin of 55.0% in the second quarter of 2019.

Operating expenses in the second quarter of 2020 were $26.3 million, compared with $21.5 million in the first quarter of 2020 and compared with $21.3 million in the second quarter of 2019.

On a GAAP basis, the Company reported net income of $8.7 million, or $0.30 per diluted share, in the second quarter of 2020. This is compared with net income of $11.7 million, or $0.41 per diluted share, in the first quarter of 2020, and compared with net income of $6.5 million, or $0.23 per diluted share, in the second quarter of 2019.

On a non-GAAP basis, which excludes amortization of acquired intangible assets, stock-based compensation expenses, one-time expense related to a transaction made by a financial institution without Company authorization, facilities transition costs, revaluation of long-term liabilities and tax effect of non-GAAP adjustments, the Company reported net income of $13.8 million, or $0.48 per diluted share, in the second quarter of 2020. This is compared with net income of $13.5 million, or $0.47 per diluted share, in the first quarter of 2020, and compared with net income of $9.0 million, or $0.32 per diluted share, in the second quarter of 2019.

Conference Call Information

Nova will host a conference call today, August 4, 2020, at 9 a.m. Eastern Time, to discuss the financial results and outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE Dial-in Number: 1-866-548-4713
ISRAEL TOLL-FREE Dial-in Number: 1-809-212-883
INTERNATIONAL Dial-in Number: 1-323-794-2093

At:
9 a.m. Eastern Time
6 a.m. Pacific Time
4 p.m. Israel Time
Please reference conference ID: 8576081

The conference call will also be webcast live from a link on Nova's website at https://www.novami.com/investors/events/.

A replay of the conference call will be available from August 4, 2020 at 12 p.m. Eastern Time to August 11, 2020 at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in TOLL-FREE: 1-844-512-2921
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-6671
Replay Pin Number: 8576081

A replay will also be available for 90 days on Nova's website at https://www.novami.com/investors/events/.

About Nova: Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s unique capability to deliver innovative x-ray and optical solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novami.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release provides financial measures that exclude amortization of acquired intangible assets, stock-based compensation expenses, expense related to a transaction made by a financial institution without Company authorization, facilities transition costs, revaluation of long-term liabilities and tax effect of non-GAAP adjustments and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to efforts to complete and integrate current and/or future acquisitions; risks related to worldwide financial and economic instabilities, including the implications of the ongoing novel coronavirus (COVID-19) pandemic; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations; risks related to technology security threats, including data breaches, cyberattacks and system disruptions, and changes in privacy laws; risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on March 12, 2020. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
ASSETS	June 30, 2020	December 31, 2019
Current assets
Cash and cash equivalents	25,885	31,748
Short-term interest-bearing bank deposits	187,535	154,533
Trade accounts receivable	44,457	51,603
Inventories	56,584	48,362
Other current assets	12,383	17,122

Total current assets	326,844	303,368

Non-current assets
Interest-bearing bank deposits	2,804	2,813
Restricted interest-bearing bank deposits	2,000	2,000
Deferred tax assets	5,100	4,554
Severance pay funds	1,181	1,210
Right of-use assets	27,555	28,256
Property and equipment, net	31,489	30,566
Intangible assets, net	6,310	7,562
Goodwill	20,114	20,114

Total non-current assets	96,553	97,075

Total assets	423,397	400,443

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	21,716	20,706
Deferred revenues	1,165	2,256
Operating lease current liabilities	1,935	2,236
Other current liabilities	23,161	21,751

Total current liabilities	47,977	46,949

Non-current liabilities
Accrued severance pay	2,119	2,120
Operating lease long-term liabilities	30,891	31,077
Other long-term liability	6,448	5,758

Total non-current liabilities	39,458	38,955

Shareholders' equity	335,962	314,539

Total liabilities and shareholders’ equity	423,397	400,443

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended		Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Revenues:
Products	47,097	37,401	92,822	81,462
Services	15,489	13,719	30,786	26,315
Total revenues	62,586	51,120	123,608	107,777

Cost of revenues:
Products	17,150	14,527	35,190	32,104
Services	8,835	8,483	17,475	15,979
Total cost of revenues	25,985	23,010	52,665	48,083

Gross profit	36,601	28,110	70,943	59,694

Operating expenses:
Research and development expenses, net	12,622	11,654	24,305	24,238
Sales and marketing expenses	7,263	6,641	13,826	13,787
General and administrative expenses	5,775	2,384	8,364	4,906
Amortization of acquired intangible assets	626	656	1,252	1,312
Total operating expenses	26,286	21,335	47,747	44,243

Operating income	10,315	6,775	23,196	15,451

Financing income, net	387	855	1,415	1,365

Income before tax on income	10,702	7,630	24,611	16,816

Income tax expenses	2,030	1,162	4,257	2,592

Net income for the period	8,672	6,468	20,354	14,224

Earnings per share:
Basic	0.31	0.23	0.73	0.51
Diluted	0.30	0.23	0.70	0.50

Shares used for calculation of earnings per share:
Basic	28,039	27,869	28,037	27,898
Diluted	28,888	28,564	28,890	28,234

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended		Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Cash flows from operating activities:
Net income for the period	8,672	6,468	20,354	14,224

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,039	2,770	4,783	5,470
Share-based compensation	1,454	1,086	2,772	2,298
Change in deferred tax assets, net	(345)	(147)	(546)	(344)
Change in accrued severance pay, net	42	(6)	28	27
Change in trade accounts receivable	10,586	(1,157)	7,146	5,453
Change in inventories	(7,022)	(3,323)	(8,470)	(7,855)
Change in other current and long-term assets	1,046	1,978	4,739	2,580
Change in trade accounts payable	2,920	(5,430)	665	(2,126)
Change in other current and long-term liabilities	1,140	(3,457)	2,206	(4,579)
Change in short term deferred revenues	(1,437)	196	(1,091)	1,330

Net cash provided by (used in) operating activities	19,095	(1,022)	32,586	16,478

Cash flow from investment activities:
Increase in short-term and long-term interest-bearing bank deposits	(25,458)	8,447	(32,993)	6,075
Purchase of property and equipment	(890)	(5,716)	(3,160)	(7,693)

Net cash provided by (used in) investment activities	(26,348)	2,731	(36,153)	(1,618)

Cash flows from financing activities:
Purchases of treasury shares	(2,535)	(7,159)	(2,549)	(7,159)
Shares issued upon exercise of options	142	166	253	272

Net cash used in financing activities	(2,393)	(6,993)	(2,296)	(6,887)

Increase (decrease) in cash and cash equivalents	(9,646)	(5,284)	(5,863)	7,973
Cash and cash equivalents – beginning of period	35,531	38,134	31,748	24,877
Cash and cash equivalents – end of period	25,885	32,850	25,885	32,850

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	June 30, 2020	March 31, 2020	June 30, 2019
GAAP gross profit	36,601	34,342	28,110
Stock-based compensation expenses *	279	256	222
Facilities transition costs	-	-	271
Non-GAAP gross profit	36,880	34,598	28,603
GAAP gross margin as a percentage of revenues	58%	56%	55%
Non-GAAP gross margin as a percentage of revenues	59%	57%	56%

GAAP operating income	10,315	12,881	6,775
Stock-based compensation expenses *	1,454	1,318	1,086
Amortization of acquired intangible assets	626	626	656
One-time expense related to a transaction made by a financial institution without Company authorization	3,000	-	-
Facilities transition costs	-	-	827
Non-GAAP operating income	15,395	14,825	9,344
GAAP operating margin as a percentage of revenues	16%	21%	13%
Non-GAAP operating margin as a percentage of revenues	25%	24%	18%

GAAP net income	8,672	11,682	6,468
Stock-based compensation expenses *	1,454	1,318	1,086
Amortization of acquired intangible assets	626	626	656
One-time expense related to a transaction made by a financial institution without Company authorization	3,000	-	-
Facilities transition costs	-	-	827
Revaluation of long-term liabilities	594	(66)	295
Tax effect of non-GAAP adjustments	(572)	(79)	(325)
Non-GAAP net income	13,774	13,481	9,007

GAAP basic earnings per share	0.31	0.42	0.23
Non-GAAP basic earnings per share	0.49	0.48	0.32

GAAP diluted earnings per share	0.30	0.41	0.23
Non-GAAP diluted earnings per share	0.48	0.47	0.32

Shares used for calculation of earnings per share:
Basic	28,039	27,902	27,869
Diluted	28,888	28,760	28,564

* Stock-based compensation expenses for the three months ended June 30, 2020 included in – Cost of revenues products - 169; Cost of revenues services - 110; Research and development expenses, net – 604; Sales and marketing expenses – 327; General and administrative expenses – 244